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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the report dated March 2007

SUN LIFE FINANCIAL INC.
(the "Company")
 (Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☒

[Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

N/A

Exhibit
99.1	Notice of Annual Meeting of Common Shareholders and Management Information Circular for the Annual Meeting to be held on May 9, 2007
99.2	Notice of Meeting
99.3	Shareholder Proxy Forms
99.4	Request for Delivery of Financial Statements
99.5	Annual Report 2006

SIGNATURE

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN LIFE FINANCIAL INC.
(Registrant)
Date: March 27, 2007	By:	/s/ THOMAS A. BOGART Thomas A. Bogart, Executive Vice-President and Chief Legal Officer

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SIGNATURE